EXHIBIT TO ITEM 77C

Touchstone Strategic Trust

At a meeting held on February 12, 2015, the Board of Trustees of the Touchstone Strategic Trust (the "Trust") approved the reorganization of the Touchstone Capital Growth Fund into the Touchstone Large Cap Fund, each a series of Trust. A shareholder meeting was held on May 26, 2015 for the purpose of approving the reorganization. The meeting was reconvened on June 17, 2015 and shareholders of the Touchstone Capital Growth Fund approved the reorganization. The results of the voting are as follows:

Touchstone Capital Growth Fund

For                      Against                            Abstain
2,668,295                199,306                             465,090